                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 15)

                                 PubliCARD, Inc.
                                ----------------
                                (NAME OF ISSUER)

                          Common Stock, $.10 par value
                          ----------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    744635103
                                 --------------
                                 (CUSIP NUMBER)

                             Joel I. Greenberg, Esq.
                                Kaye Scholer LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8201
                  ---------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  July 2, 2002

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX. / /

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)
                                  (Page 1 of 4)



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CUSIP NO. 744635103                       SCHEDULE 13D         PAGE 2 OF 4 PAGES
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1       NAMES OF REPORTING PERSONS Harry I. Freund
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a) / /
                 (b) /x/
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3       SEC USE ONLY
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4       SOURCE OF FUNDS *
                 N/A
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)               / /
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
                 U.S.A.
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                          7   SOLE VOTING POWER
 NUMBER OF                    980,478
 SHARES
 BENEFICIALLY             -----------------------------------------------------
 OWNED BY
 EACH REPORTING           8   SHARED VOTING POWR
 PERSON WITH                  18,454
                          ------------------------------------------------------

                          9   SOLE DISPOSITIVE POWER
                              980,478

                          ------------------------------------------------------

                          10  SHARED DISPOSITIVE POWER
                              18,454
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               998,932

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        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12      CERTAIN SHARES *                                                   / /
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.09%
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14      TYPE OF REPORTING PERSON *
               IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!



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                        AMENDMENT NO. 15 TO SCHEDULE 13D

              This Amendment No. 15, dated July 8, 2002, to Schedule 13D (this "STATEMENT") is filed on behalf of Harry I. Freund and amends Schedule 13D filed on behalf of Mr. Freund, as previously amended by Amendment No. 14 filed with the Securities and Exchange Commission on June 3, 2002 (the "SCHEDULE 13D"), relating to the common stock, $.10 par value (the "COMMON STOCK") of PubliCARD, Inc., a Pennsylvania corporation (the "COMPANY").

              Item 5 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         As of the close of business on the date of this Statement, Mr. Freund may be deemed, pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and the rules and regulations thereunder, to own beneficially 998,932 shares of Common Stock, including 250,000 shares of Common Stock which may be acquired by Mr. Freund within 60 days through the exercise of stock options. Such shares constitute 4.09% of the 24,190,902 shares of Common Stock outstanding as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act. The shares beneficially owned also include 5,454 shares of Common Stock held by Mr. Freund's spouse as to which Mr. Freund may be deemed to have shared voting and investment power but disclaims beneficial ownership. In addition, the shares of Common Stock beneficially owned also include 13,000 shares of Common Stock held by the Balfour Defined Benefits Pension Plan (the "PLAN"), for which Mr. Freund is a Trustee and Plan Administrator and in which Mr. Freund is a participant. Mr. Freund has shared voting and investment power over the 13,000 shares of Common Stock, but disclaims beneficial ownership of 5,850 shares of Common Stock held by the Plan (based on Mr. Freund's proportionate interest in the Plan of approximately 55% as of December 31, 1998).

         On July 1, 2002, options to purchase 91,912 shares of Common Stock at a price of $1.3125 per share previously held by Mr. Freund expired in accordance with their terms. On July 2, 2002, 645,000 warrants exercisable into 688,861 shares of Common Stock at a price of $2.30 per share previously held by Mr. Freund expired in accordance with their terms. Accordingly, on July 2, 2002, Mr. Freund ceased to be the beneficial owner of more than 5% of the Company's Common Stock.

         Except as to the shares of the Company's Common Stock held by his wife and the Plan, Mr. Freund has the sole power to vote and dispose of the shares of the Company's Common Stock owned beneficially by him.


                                    * * * * *


                                  Page 3 of 4

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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:    July 8, 2002


                                              By: /s/ Harry I. Freund
                                                  -------------------
                                                      Harry I. Freund
















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